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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WEB2 CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

94845E101

(CUSIP Number)

Gary D. Lipson, Esq.

Winderweedle, Haines, Ward & Woodman, P.A.

390 N. Orange Ave, Suite 1500

Orlando, Florida  32801

(407) 423-4246

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP NO. 94845E101

PAGE 2 OF 5 PAGES

1)

Name of Reporting Person:

Joseph P. Carolan, III

S.S. or I.R.S. Identification No. of Above Person:

2)

Check the Appropriate Box if a Member of a Group (See Instructions):

(a)[ ]

(b)[ ]

3)

SEC Use Only

4)

Source of Funds (See Instructions):  OO

5)

Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)    [ ]

6)

Citizenship or Place of Organization: United States of America

  Number of

7)

Sole Voting Power:

989,260

  Shares

  Beneficially

8)

Shared Voting Power:

0

  Owned by

  Each

9)

Sole Dispositive Power:

989,260

  Reporting  Person

  With

          10)

Shared Dispositive Power:

0

11)

Aggregate Amount Beneficially Owned by Each Reporting Person:  989,260 shares

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions)

[ ]

13)

Percent of Class Represented by Amount in Row (11):

3.99

14)

Type of Reporting Person (See Instructions):  IN

SCHEDULE 13D

CUSIP NO. 94845E101

PAGE 3 OF 5 PAGES

Item 1.

  Security and Issuer.

Securities acquired:

Common Stock

Issuer:

Web2 Corp. (f/k/a110 Media Group, Inc.)

Address of Issuer:

100 West Lucerne Circle

Suite 600

Orlando, Florida  32801

Item 2.  Identity and Background.

Reporting Person:

Joseph P. Carolan, III

Address:

390 N. Orange Ave, Suite 1500

Orlando, Florida   32801

Principal Business:

Attorney

Citizenship:

United States of America

During the last five years, Joseph P. Carolan, III (“Mr. Carolan”) has not (i) been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors),  or (ii) been a party to a civil  proceeding  of a judicial or  administrative  body of  competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds.

The shares of Common Stock of the Issuer were acquired by Joseph P. Carolan, III or his affiliates in exchange for all of their respective shares of common stock of Global Portals Online, Inc.  No funds were borrowed by Mr. Carolan or his affiliates to acquire shares of Common Stock of the Issuer.

SCHEDULE 13D

CUSIP NO. 94845E101

PAGE 4 OF 5 PAGES

Item 4.  Purpose of the Transaction.

Joseph P. Carolan, III and his affiliates acquired their respective shares of Common Stock of the Issuer in connection with the exchange of all of their shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer.  Mr. Carolan and his affiliates do not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Mr. Carolan and his affiliates, respectively, reserve the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.

  Interest in Securities of the Issuer.

(a)

As of the date hereof, Joseph P. Carolan, III directly or indirectly holds 989,260 shares of Common Stock of the Issuer.  Mr. Carolan believes that, based upon information available to him, these shares represent approximately 3.99% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

(b)

Mr. Carolan has the sole power to vote and to dispose of 989,260 shares of Common Stock of the Issuer.

(c)

During the past 60 days, an entity over which Mr. Carolan has sole voting power and dispositive power sold an aggregate of 108,600 shares of common stock of the Issuer in open market transactions at prices per share ranging from $1.30 to $1.80.

(d)

Not Applicable.

(e)

Mr. Carolan does not know the date upon which he ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.  Mr. Carolan became aware of this fact upon the filing by the Issuer of its Annual Report on Form 10-KSB on April 17, 2007.

Item 6.

  Contracts, Arrangements, Understandings and Relationships With Respect to

  Securities of the Issuer.

Not Applicable.

SCHEDULE 13D

CUSIP NO. 94845E101

PAGE 5 OF 5 PAGES

Item 7.

  Material to be Filed as Exhibits.

Not Applicable.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joseph P. Carolan, III

Joseph P. Carolan, III

Date:

April 19, 2007

5